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Exhibit 11
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                 STANLEY FURNITURE COMPANY, INC.
      SCHEDULE OF COMPUTATION OF EARNINGS PER COMMON SHARE
                           (Unaudited)
              (In thousands, except per share data)

                                     Three Months Ended   Nine Months Ended
                                    September September  September September
                                    28, 1997   29, 1996   28, 1997   29, 1996
Earnings used in calculating
 primary and fully diluted
 earnings per common share:

Income from continuing operations... $2,935     $2,615    $8,462     $5,901
Gain from discontinued operations...               246                  246
Net income used in calculating
  primary and fully diluted
  earnings per common share......... $2,935     $2,861    $8,462     $6,147

Primary earnings per common share:

Weighted average shares outstanding.  3,846      4,728     4,364      4,727
Add shares issuable assuming
  exercise of stock options.........    469        226       430        121

Weighted average number of shares
  used in calculating primary
  earnings per common share.........  4,315      4,954     4,794      4,848

Income from continuing operations... $  .68     $  .53    $ 1.77     $ 1.22
Gain from discontinued operations...               .05                  .05

Net income.......................... $  .68     $  .58    $ 1.77     $ 1.27

Fully diluted earnings per common
  share:

Weighted average shares outstanding.  3,846      4,728     4,364      4,727
Add shares issuable assuming
  excercise of stock options........    469        323       475        325

Weighted average number of shares
  used in calculating fully diluted
  earnings per common share.........  4,315      5,051     4,839      5,052

Income from continuing operations... $  .68     $  .52    $ 1.75     $ 1.17
Gain from discontinued operations...               .05                  .05
Net income.......................... $  .68     $  .57    $ 1.75     $ 1.22
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